GEN Alexander on Bloomberg TV, Bloomberg Technology

March 23, 2021

Filed by LGL Systems Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: LGL Systems Acquisition Corp.

Commission File No. 001-39125

Bloomberg TV – Emily Chang Interview with General (Ret.) Keith Alexander

March 23, 2021

Emily Chang, Bloomberg

I want to start though, with some market developments and IronNet, that, General Alexander, are going public via SPAC. Why choose that route, why for a cybersecurity company and why now?

GEN (Ret.) Keith Alexander, Co-CEO of IronNet Cybersecurity

Well that's a great, great question. The reason – it's early for us to go public, but we have a unique capability to detect events in cyberspace that others can't see with behavioral analytics, and more importantly, we can share that at network speed across companies to create true collective defense at speed. We think that's needed, and it's worth the time now to go public early and get that out there. We think we can own that space, and we think that's the future of cybersecurity. It works with other companies, you know, we're not replacing all cybersecurity, but we are creating a way to help companies secure states and nations, defend in ways we've never been able to in the past. That's what we're bringing to the table, and that's why we're doing a SPAC now.

Emily Chang, Bloomberg

Nations are certainly getting increasingly aggressive whether it is Russia or China, we've been following the Microsoft Exchange hack, allegedly, originating within China. What do they appear to be after in your view and what is the end game in this particular case?

GEN (Ret.) Keith Alexander, Co-CEO of IronNet Cybersecurity

So, that's different than of course the SolarWinds. China's looking for intellectual property. How do they get into companies, how do they get intellectual property, or information on people to help them get intellectual property, or to compete in business – they're looking at that to give them an economic edge in this space, and they've been doing that for years. You know the last time we talked, we talked about that being the greatest transfer of wealth in history, their theft of our intellectual property. We've got to do a better job of defending. And the real problem is every company tries to defend today. If you think about that, think about 90 banks out there with 10 people, they're all trying to defend their part. Now imagine if we allow those to network together, 900 people defending together, how much better we'd be secured. If we could work together in cyberspace, we can defend the private sector and the private sector could let the government know the attacks that are ongoing. I think that's what changes, that's what we have to do to push back on China. They're going to keep stealing, as long as they get away with it. And you can see on the Microsoft thing, they went a lot, they pushed a lot in, over a short period of time to steal a lot of information, they were brazen about it. They didn't care that we saw, that should set great concern to all of us. This is a huge problem. We've got to solve it.

GEN Alexander on Bloomberg TV, Bloomberg Technology

March 23, 2021

Emily Chang, Bloomberg

And of course there's the SolarWinds hack which originated, allegedly, in Russia. We're continuing to get reaction to that from the White House, and beyond, take a listen to some of the things that are being said:

Video clips played of the following speakers:

Anne Neuberger, Deputy NSA Advisor for Cyber and Emerging Tech

This isn't the only case of malicious cyber activity of likely Russian origin, either for us, for our allies and partners…

Mike Pompeo, Former U.S. Secretary of State

The United States government is constantly under threat from cyberattacks. Not only US government systems but US commercial, private sector systems as well this an ongoing challenge…

Joe Biden, President of the United States

We need international society, International rules of the road on cybersecurity. We have to bring along our allies and our friends. So we hold everyone accountable.

Wilbur Ross, Former U.S. Secretary of Commerce

This is a very serious situation. It's a very widespread hacking

Senator Dick Durbin, (D) Illinois

It is very serious. We don't know the depth of it yet, we have to spend a lot of time and analyze it, but we are vulnerable in ways we never imagined.

Emily Chang, Bloomberg

In your view, General Alexander, who's to blame for the SolarWinds hack, why didn't the NSA or US Cyber Command, stop it?

GEN (Ret.) Keith Alexander, Co-CEO of IronNet Cybersecurity

Really straightforward, they don't have the authority to see attacks, nor the ability to see attacks on our country. We haven't done that. That was one of the things that Congress asked me, what do we need to fix. We told them, and I can remember several senators saying well if we don't fix that then shame on us. So step one, we have to build the ability for the private sector and the public sector to work together. We don't want NSA nor Cyber Command in their networks, we want them to be able to call and say I'm having a problem. And right now they can’t see the problem with the tools they have. So we're in this dilemma, everybody can point fingers, and the reality is, you need the ability to see threats, you need the ability to share that in an anonymized way across companies, and between the public and private sector. We've got to solve that problem. It's not about blame. We're being attacked, and what we're doing is we're saying missiles are hitting us, who should we blame. And the answer is, all of us right now, we can blame because we know we need a better defense. Let's get out and create that better defense. The way we've been doing it doesn't work. We need to take this next step and come up with a true behavioral set of capabilities that can share anomalies at network speed, and help us to defend our nation and work with our allies.

2

GEN Alexander on Bloomberg TV, Bloomberg Technology

March 23, 2021

Emily Chang, Bloomberg

So when you look at the increasingly aggressive attacks of nation states, of Russia, of China, would you say that we're on the verge of an all-out cyber war, or are we already in one?

GEN (Ret.) Keith Alexander, Co-CEO of IronNet Cybersecurity

I think I take a step back. I think, Russia, my view, Russia was trying to figure out what we're doing on indicting the GRU folks that did the attack on Ukraine in 2017, and they were collecting information. But your point, I would now say, look at what they learned. They got into 18,000 companies, that's a huge problem. This is something that our country needs to step back and say, if that had been destructive against those 18,000 companies, we’re in a totally different place. We need to step up. We need to figure out how we're going to solve this problem and it can't be “please don't attack us,” because when something bad happens, they will. So we now need to say, okay, how are we going to work with us, within our country and with our allies to defend in the space. All our wealth, our future is in this network, we got to solve this.

Emily Chang, Bloomberg

Now, General, you were recently appointed to the board of Amazon. Big leadership changes happening there, of course, Jeff Bezos stepping down later this year, Andy Jassy has been running AWS becoming CEO Amazon, tapping Adam Solipski to run the cloud division which is a hugely important division, and certainly on the front lines of these threats in cyberspace. As giant as Amazon, is how vulnerable do you think they are, to a large scale attack, and, you know, certainly I imagine you're going to bring that kind of expertise to the board.

GEN (Ret.) Keith Alexander, Co-CEO of IronNet Cybersecurity

Well I'll tell you what an honor and privilege it is to be on the board, they have great people, they do a great job. I love the way the board works, the way they ask questions, everybody's well, really well prepared for this it's a, it's an honor to be on there. And they go through these processes and they want to do it right, I'm just really impressed with that. Beyond that, I can't talk about it. They are secure. I like the way they do their security so I think they're great in this area.

Emily Chang, Bloomberg

But if you look at what's happened to Microsoft as well I guess, would you say, is anybody safe? Is any company safe? Can any company do enough?

3

GEN Alexander on Bloomberg TV, Bloomberg Technology

March 23, 2021

GEN (Ret.) Keith Alexander, Co-CEO of IronNet Cybersecurity

Well, I think this is where you now get into a collective defense – what are the roles and responsibilities between all the companies that are out there, between the intermediate layer – I think of this as your IT – and now the cloud providers, each with different attributes and capabilities. So an Amazon Cloud is fundamentally different than a Microsoft Cloud. And I think in those differences brings pluses and minuses. In the case of Microsoft, it has issues with Office 365 and Active Directory that line up with attacks. But I think your greater point here is, think about how do we work together as a nation and as nations in the space. And the answer is this is an area where we perhaps don't compete, we actually need to work together for the common defense. How do we do that, because that's, that's the right thing to do. You know, you think about your family, you think about your business, you think about your city, your state, all of these now are wired to this internet. How do we defend them? And it can't be every company's competing in defense. In this area, we've got to work together, we've got to figure out how to bring those together, the best together and solve this problem. I think that's part of the future.

* * *

Important Information and Where to Find It

This transcript relates to a proposed transaction between LGL Systems Acquisition Corp. (“LGL”) and IronNet Cybersecurity, Inc. (“IronNet”). LGL intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement and prospectus of LGL. The proxy statement/prospectus will be mailed to stockholders of LGL as of a record date to be established for voting on the proposed business combination. LGL also will file other relevant documents from time to time regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF LGL ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED BY LGL FROM TIME TO TIME WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about LGL and IronNet once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by LGL when and if available, can be obtained free of charge on LGL’s website at https://www.dfns.ai or by directing a written request to LGL Systems Acquisition Corp., 165 Liberty St., Suite 220, Reno, NV 89501 or to info@dfnsi.ai.

Participants in the Solicitation

LGL and IronNet and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of LGL’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of LGL’s directors and officers in LGL’s filings with the SEC, including LGL’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 4, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to LGL’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the proxy statement/prospectus that LGL intends to file with the SEC.

4

GEN Alexander on Bloomberg TV, Bloomberg Technology

March 23, 2021

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

This transcript includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding the future of cybersecurity and IronNet’s prospects. When used in this Report, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements, including statements relating to IronNet’s future financial performance. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside LGL’s or IronNet’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by LGL stockholders; the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the proposed business combination; costs related to the proposed business combination; IronNet’s ability to execute on its plans to develop and market new products and the timing of these development programs; IronNet’s estimates of the size of the markets for its products; the rate and degree of market acceptance of IronNet’s products; the success of other competing technologies that may become available; IronNet’s ability to identify and integrate acquisitions; the performance of IronNet’s products; potential litigation involving LGL or IronNet; and general economic and market conditions impacting demand for IronNet’s products. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of LGL’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and proxy statement/prospectus discussed above and other documents filed by LGL from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and neither LGL nor IronNet undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

5